Exhibit 99.1

Amogy and Ballard sign contract to integrate maritime fuel cell engines in zero-emission ammonia-to-power platform

BROOKLYN, N.Y. and VANCOUVER, BC, Dec. 8, 2022 /CNW/ - Amogy Inc., a pioneer of emission-free, energy-dense ammonia power solutions, announced the signing of a contract to purchase fuel cell engines from Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) a leading global provider of zero-emission fuel cell technology, for ammonia-to-power maritime applications.

Ballard's FCwaveTM engine is a scalable fuel cell system certified for operation in marine environments. Amogy's proprietary ammonia-to-power platform relies on unique ammonia cracking technology, facilitating the extraction of hydrogen onboard for fuel in a hydrogen engine. Amogy's platform was successfully demonstrated in several industrial applications. The Amogy team is currently scaling the technology for use in maritime vessels, with plans for a tank barge and tugboat operations.

Under this contract, Amogy agrees to purchase an initial order of three, 200kW FCwaveTM engines and Ballard will support integration of the fuel cell engines with Amogy's proprietary ammonia reforming system. Ballard will deliver the initial FCwave engines to Amogy in 2023 for maritime deployment. A follow-on order for an additional seven FCwaveTM engines is expected upon successful completion of the initial projects

"This contract and collaboration opportunity with Ballard is a significant and valuable step as Amogy expands its efforts in the maritime sector," said Seonghoon Woo, Chief Executive Officer at Amogy. "With access to their leading fuel cell technology and team of experts, together we can   expedite commercialization of scalable, ammonia-to-power solutions for the maritime industry and support global sustainability goals."

The International Maritime Organization has adopted ambitious emissions-reduction targets, including a goal to reduce the greenhouse gas emissions of global fleets 40% by 2030 and pursue efforts towards 70% by 2050, compared to 2008 levels. To achieve these goals, commercially viable zero-emissions vessels must begin entering global fleets. With many promising maritime applications for hydrogen fuel involving ammonia as a carrier of hydrogen, partnerships like the one between Amogy and Ballard have tremendous potential to demonstrate ammonia power platforms in real-world maritime use-cases.

"We are excited for the opportunity to work with Amogy and bring our clean and innovative technologies together. We believe Amogy's onboard capabilities to convert ammonia to gaseous hydrogen combined with our fuel cell engines will be a major milestone to achieve decarbonization in the marine sector," said Søren Østergaard Hansen, General Manager, Marine and Stationary, Ballard Power Systems Europe A/S.

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics, product deliveries and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

About Amogy

Amogy offers ammonia-based, emission-free, high energy-density power solutions to decarbonize transportation for a sustainable future. Founded in 2020, Amogy aims to enable the decarbonization of the heavy-duty transportation sector, accelerating the global journey towards Net Zero 2050. The company's investors include Amazon's Climate Pledge Fund, AP Ventures, SK, Saudi Aramcoand DCVC. To date, Amogy's scalable ammonia-powered, zero-emissions energy system has been demonstrated with success in several industrial mobilities. More info at: www.amogy.co.

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SOURCE Ballard Power Systems Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/December2022/08/c0746.html

%CIK: 0001453015

For further information: Ballard Power Systems: Kate Charlton - VP Corporate Finance & Investor Relations +1.604.453.3939 or investors@ballard.com; Amogy: amogy@fischtankpr.com

CO: Ballard Power Systems Inc.

CNW 08:30e 08-DEC-22